Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement on Form S-8 (File Nos. 333-222384 and 333-222385) and to the use of our reports dated February 20, 2018 relating to the consolidated financial statements of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 40-F of Potash Corporation of Saskatchewan Inc. for the year ended December 31, 2017.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Professional Accountants

Saskatoon, Canada

February 26, 2018